Exhibit 99.1

Shopify Launches Offering of Class A Subordinate Voting Shares

Ottawa, Canada – May 7, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has filed a preliminary prospectus supplement (the “Preliminary Supplement”) to its short form base shelf prospectus dated August 3, 2018 (the “Base Shelf Prospectus”). The Preliminary Supplement was filed in connection with a public offering of Shopify’s Class A subordinate voting shares (the “Offering”). The Preliminary Supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada except Québec. The Preliminary Supplement has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System.

A total of 1,850,000 Class A subordinate voting shares will be offered by Shopify for sale under the Offering, which will be led by Citigroup and Credit Suisse (the “Underwriters”).

Shopify will also grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Class A subordinate voting shares to be sold pursuant to the Offering (the “Over-Allotment Option”). The Over-Allotment Option will be exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Offering.

Shopify expects to use the net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies. Pending their use, Shopify intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

Closing of the Offering will be subject to a number of closing conditions, including the listing of the Class A subordinate voting shares on the NYSE and the TSX, and any required approvals of each exchange.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offering. A copy of the Preliminary Supplement and Base Shelf Prospectus can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov. Copies of these documents may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 1-800-831-9146; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Telephone: 1-800-221-1037 or e-mail: usa.prospectus@credit-suisse.com; or Credit Suisse Securities (Canada), Inc., Attention: Olivier Demet, 1 First Canadian Place, Suite 2900, Toronto, Ontario M5X 1C9, Telephone: 416-352-4749 or e-mail: olivier.demet@credit-suisse.com. Prospective investors should read the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement before making an investment decision.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the proposed Offering, the terms of the Offering and the proposed use of proceeds. Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Offering discussed above will be completed on the terms described above. Completion of the proposed Offering is subject to numerous factors, many of which are beyond Shopify’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS: Katie Keita Senior Director, Investor Relations 613-241-2828 x 1024 IR@shopify.com	MEDIA: Sheryl So Senior Communications Lead 416-238-6705 x 302 press@shopify.com

SOURCE: Shopify